Exhibit 99.1

Sun Life Appoints Katherine Lee to Board of Directors

TORONTO, July 31, 2026 /CNW/ -- Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Katherine Lee to the Sun Life Board of Directors, effective July 31, 2026.

Ms. Lee is a seasoned executive and board director with deep experience in financial services, investments and real estate. Her various senior management roles combined with her over 20 years of public and private board service have contributed to her talent for navigating organizational and regulatory complexity, particularly during periods of transformation. She will bring valuable perspective to Sun Life's Board as the company continues to advance its strategic priorities and deliver long-term value for Clients and shareholders.

Ms. Lee spent 20 years at GE Capital in progressively senior leadership roles and working across teams in Canada, the U.S., and Asia. From 2010 to 2015, she served as President and CEO of GE Capital Canada, during which time she led the diversified financial services organization through a period of significant transformation, helping establish strategic partnerships and capital relationships that supported long-term value creation.

From 2002 to 2010, Ms. Lee served as CEO of GE Capital Real Estate Canada, and previously held a number of positions including Director, Mergers & Acquisitions, for GE Capital's Pension Fund Advisory Services based in San Francisco and Managing Director of GE Capital Real Estate Korea based in Seoul and Tokyo, driving investment, asset management, and regional expansion.

She began her career at Ernst & Young in Audit and then advanced to the firm's Corporate Insolvency & Restructuring Group.

Ms. Lee also brings more than two decades of board experience, including at BCE Inc., Colliers International Group Inc., the Public Sector Pension Investment Board, and Chorus Aviation Inc. These roles have provided Ms. Lee with valuable insights into governance, risk management, and strategic oversight across regulated industries and global financial services.

Ms. Lee holds a Bachelor of Commerce from the University of Toronto and is a Chartered Professional Accountant.

She lives in Toronto where she continues to volunteer, and mentor and coach young professionals. Ms. Lee received the Horatio Alger Award in 2025, which honours role models dedicated to the principles of integrity, perseverance and compassion for others, and whose experiences exemplify personal and professional success.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.

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SOURCE Sun Life Financial Inc. - Financial News

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2026/31/c4993.html

%CIK: 0001097362

CO: Sun Life Financial Inc. - Financial News

CNW 17:01e 31-JUL-26